Filed by Unilever N.V.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Unilever N.V.

Commission File Number: 001-04547

Date: April 11, 2018

On April 11, 2018, Unilever N.V. sent the following responses to questions asked by the pension trustees:

Please note, the questions have been formulated with the understanding that the Simplification has the following key features:

1)             PLC continues to exist in its current form post the Scheme of Arrangement, including no changes to the structure beneath it.  PLC is not dissolved as a result of the Scheme of Arrangement

Yes, PLC continues to exist.  PLC is not dissolved as part of the Scheme of Arrangement. No restructuring underneath PLC is needed to complete Simplification.

2)             Existing NV is subsumed into the new NV, and as part of the process, the Dutch pension schemes receives a guarantee from new NV

Existing NV’s successor is Sub BV which occurs by operation of Dutch law known as “universal succession”.  The Sub BV is a direct, wholly-owned subsidiary of New NV. Any guarantees from the new NV with respect to Dutch pension fund entities has not yet been determined.

3)             PLC/NV constitutional arrangements are terminated, in particular the Deed of Mutual Covenants, the Equalisation Agreement and the Agreement for Mutual Guarantees of Borrowings

It is highly likely that these will be terminated but a definitive decision has not yet been taken.

4)             The Simplification is subject to a shareholder vote in respect of the shareholders of both NV and PLC and Unilever will be sending a circular to each set of shareholders seeking their approval on the proposed changes

Yes

Prima facie, the impact of the above would be to restrict UUKPF’s covenant to PLC only, whereas at present it has been understood that in on going situations for Unilever the whole Group covenant is available to the UUKPF.

With termination of the Deed of Mutual Covenants, the Equalisation Agreement and the Agreement for Mutual Guarantees of Borrowings, PLC would have no recourse to New NV or Sub BV.

1.              What is Unilever’s interpretation of the Trustee Deed Rules which states in the definitions section that the UUKPF’s Principal Company is:

“…primary Unilever PLC, whether under its present name or any new name, but also includes any other company with which Unilever PLC may be reconstructed or to which the whole undertaking and business for the time being of Unilever PLC or any such amalgamated or reconstructed company may be sold or otherwise transferred.”

Presumably, as you have not stated otherwise, it is the Company’s view that PLC would remain as Principal Company?

PLC will continue as the same legal entity (company number 00041424) following simplification and will continue to own the same assets (and have the same liabilities) immediately after simplification as it did immediately before simplification.  PLC is not being reconstructed with “any other company” nor is “the whole undertaking and business for the time being of Unilever PLC” being sold or otherwise transferred.  The share capital of PLC is changing as is who owns it, but otherwise PLC remains intact.  Therefore, yes, we would see no reason to change the Principal Company from PLC.

2.              As above, the Trustee currently considers the Group as providing its ongoing covenant but has also looked at PLC based on PLC data in isolation as there are some situations where this is appropriate.  If the Trustee were always to be relying on PLC only, what are the proposed arrangements for the Trustee to assess the PLC covenant going forward?

We would continue to supply the same information as now, adjusted as necessary to reflect the new structure of new NV, New BV and PLC

3.              In respect of PLC’s value, in particular:

a.              What is the expectation around the IP rights currently at PLC level?

There is no intent to have any less IP value in PLC than there currently is.

b.              How will the three divisions reporting (Beauty & Personal Care, Home Care, and Foods & Refreshment) intersect with PLC?

Currently the reporting intersection with PLC and NV is on a country basis and no changes are deemed necessary to complete Simplification.

c.               What commitments are proposed for the Trustee to be able to assess and monitor the covenant on completion of the Simplification process and over time?

We will work with the Trustees on developing the appropriate process to monitor the covenant.

4.              Is Unilever expecting the UUKPF Trustee to contribute its views on the impact of the Simplification on the UUKPF in the documentation to be circulated to shareholders? If so, what is the timing requirement for those views to be provided?

No, there is no requirement for the Trustees to input into the Shareholders document.

5.              Beyond Q3 as announced, what is the overall expected timetable for the Simplification process and what are the key internal deadlines?  Please provide further detail to enable us to submit any Trustee/Fund statements in time and to understand the Court process in respect of the PLC Scheme of Arrangement

We expect the Shareholders vote to be held at end of Q3 with Unification at the end of Q4. However, these timings could alter depending on a number of regulatory clearances that are needed. Shareholder documents will be sent out approximately 6 weeks before the vote. The UK court process will start shortly before the shareholder documents are finalised and published, and will conclude immediately prior to implementation.

Our intention is to actively engage with the Trustees and reach an agreed conclusion on the covenant over the coming months.

6.              Please outline why Unilever has decided not to seek Clearance from the Pensions Regulator?

None of the triggers which would require Notification to the Regulator were met by the proposed Simplification programme. Unilever has considered the Pensions Regulator’s guidance on voluntary Clearance with its advisers and has concluded that the circumstances predicating a voluntary application for Clearance do not result from Simplification.

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Safe Harbour

Where relevant, these actions are subject to the appropriate consultations and approvals.

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aims’, ‘expects’, ‘anticipates’, ‘intends’, ‘seeks’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the “Group” or “Unilever”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; the effect of climate change on Unilever’s business; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

IMPORTANT INFORMATION

This document is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “Securities Act”), or an exemption therefrom.

In connection with the reorganisation of Unilever PLC and Unilever N.V. and their respective group companies (the “Simplification”) under a new holding company (“New N.V.”), New N.V. intends to file a registration statement on Form F-4, which will include a prospectus with respect to its merger with Unilever N.V. (the “Proposed Merger”) and the Simplification. The final prospectus will be delivered to the security holders of Unilever N.V.

New N.V. also expects to issue ordinary shares to security holders of Unilever PLC pursuant to a UK scheme of arrangement (the “Proposed Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) for which it will not file a registration statement. Unilever PLC intends to send or otherwise disseminate a scheme circular and other relevant documents relating to the Proposed Scheme and Simplification to security holders of Unilever PLC.

The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this document is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER N.V. ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED MERGER AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED MERGER AND THE SIMPLIFICATION.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED SCHEME AND THE SIMPLIFICATION.

Shareholders and security holders will be able to obtain free copies of the prospectus, as well as other filings containing information about New N.V., Unilever PLC and Unilever N.V., without charge, at the SEC’s website at http://www.sec.gov. Shareholders will also be able to obtain these documents, without charge, from Unilever’s website at http://www.unilever.com.

This document does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, New N.V. may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

This document does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. Any purchase of securities of New N.V. should only be made on the basis of information that will be contained in the prospectus to be issued in due course in connection with the proposed admission of New N.V.’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the “EU Prospectus”), and to be approved by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus will contain detailed information about the Company and its management, as well as financial statements and other financial data. The EU Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions

Deutsche Bank AG (“Deutsche Bank”) is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. UBS Limited (“UBS”) is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom.  Deutsche Bank and UBS are acting exclusively for Unilever and no one else in connection with the matters referred to in this document. In connection with such matters, Deutsche Bank, UBS, each of their affiliates, subsidiaries or branches and each of them or their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this document or any other matter referred to herein.

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